EXHIBIT 28



               FOR:         SIERRA TAHOE BANCORP

               APPROVED BY: William T. Fike
                            President and Chief Executive Officer
                            (916) 582-3000

               CONTACT:     Morgen-Walke Associates
                            Doug Sherk, Jenifer Kirtland, David  Gennarelli
                            (415) 296-7383
                            Elissa Grabowski, Jill Ruja
                            (212) 850-5600

For Immediate Release

   SIERRA TAHOE BANCORP ADOPTS SHAREHOLDER PROTECTION RIGHTS PLAN

TRUCKEE, CA (December 27, 1995) - Sierra Tahoe Bancorp (Nasdaq: STBS) today announced the adoption of a Shareholder Protection Rights Plan and declared a dividend of one right for each outstanding share of the Company's common stock.
     The Shareholder Protection Rights Plan is a dividend of rights to existing stockholders to acquire stock of the Company and is designed to protect the Company and its stockholders against abusive takeover attempts and tactics. In essence, the rights plan would dilute the interests of an entity attempting to take control of the Company if the attempt is not deemed by the Board of Directors to be in the best interests of all stockholders. If the Board of Directors determines that an offer is in the best interests of the stockholders, the stock rights may be redeemed for nominal value, allowing the entity to acquire control of the Company.
     Until it is announced that a person or group has acquired 10% or more of Sierra Tahoe Bancorp's common stock or commences a tender offer that will result in such person or group owning 10% or more of Sierra Tahoe Bancorp's common stock, the rights will be evidenced by the common stock certificates, and will automatically trade with the common stock but will not be exercisable.
     If any person or group acquires 10% or more of Sierra Tahoe Bancorp's common stock, then each right will entitle its holder (other than the 10% shareholder) to purchase Sierra Tahoe Bancorp common stock at half-price. The rights plan was not adopted in response to any specific takeover proposal.
     "The Company is successfully executing a business strategy of building on our expertise in SBA lending and expanding our presence in our markets in Northern California and Nevada," said William T. Fike, President and Chief Executive Officer. "We believe these activities are positioning the Company for growth and improved profitability that will result in enhanced value for our shareholders. The purpose of the Shareholder Protection Rights Plan is to enable the Company to move forward with its plans without the distraction of tactics which may not maximize value forall Sierra Tahoe Bancorp shareholders."
     Jerrold T. Henley, Chairman, said, "The Board is committed to enhancing shareholder value. This decision was reached after consultation with investment bankers and after considering the rights plan at several committee and Board meetings."
     Additional details of the Shareholder Rights Plan will be outlined in a letter that will be mailed to all stockholders.
     Sierra Tahoe Bancorp is a bank holding company, operating in Northern California and Nevada through its subsidiary banks, Truckee River Bank in Truckee, California and Sierra Bank of Nevada in Reno, Nevada.